Exhibit 99.1

Puxin Limited Announces Third Quarter 2020 Unaudited Financial Results

BEIJING, November 19, 2020 – Puxin Limited (NYSE: NEW) (“Puxin” or the “Company”), a successful consolidator of the after-school education industry in China, today announced its unaudited financial results for the third quarter ended September 30, 2020.

Highlights for the Third Quarter Ended September 30, 2020

•	Net revenues were RMB833.2 million (US$122.7 million), a decrease of 16.3% from RMB996.0 million in the third quarter of 2019.

•	Net income was RMB42.4 million (US$6.3 million), an increase of 25.7% from RMB33.7 million in the third quarter of 2019.

•	EBITDA[1] was RMB77.5 million (US$11.4 million), an increase of 9.4% from RMB70.8 million in the third quarter of 2019.

•	Net income attributable to Puxin Limited was RMB43.5 million (US$6.4 million), an increase of 28.9% from RMB33.7 million in the same period of 2019.

•	Adjusted net income attributable to Puxin Limited[2] was RMB8.6 million (US$1.3 million), a decrease of 80.3% from RMB43.5 million in the third quarter of 2019.

•	Student enrollments increased by 28.7% to 1,122,167 from 871,896 for the third quarter of 2019.

Highlights for the Nine Months Ended September 30, 2020

•	Net revenues were RMB2,185.6 million (US$321.9 million), a decrease of 2.6% from RMB2,244.6 million for the nine months ended September 30, 2019.

•	Net income was RMB33.7 million (US$5.0 million), compared to net loss of RMB409.6 million for the nine months ended September 30, 2019.

•	EBITDA was RMB145.4 million (US$21.4 million), compared to RMB(280.9) million for the nine months ended September 30, 2019.

•	Net income attributable to Puxin Limited was RMB36.6 million (US$5.4 million), compared to net loss attributable to Puxin Limited of RMB409.7 million for the nine months ended September 30, 2019.

•

Adjusted net income attributable to Puxin Limited was RMB79.2 million (US$11.7 million), compared to net loss attributable to Puxin Limited of RMB91.0 million for the nine months ended September 30, 2019.

•	Student enrollments increased by 45.9% to 2,917,116 from 1,999,075 for the nine months ended September 30, 2019.

Mr. Yunlong Sha, Chairman and Chief Executive Officer of Puxin, commented, “Although the COVID-19 impact continued in some cities during July and August, we still managed to achieve solid growth in the third quarter. Notably, we have established the international education business unit, strategically consolidating our language exam preparation services and study-abroad consulting services. Our competitive edge around ZMN Education and Global Education remains strong while a streamlined operation not only reduced cost, but also elevated efficiency. The new business unit has successfully bolstered our service quality and our ability to capture additional market share through integrating our different brands internally. At the meantime, our K-12 business remains the business focus of the group, and we have improved our profitability significantly despite of the COVID-19 impact. We will continue to invest in improving teaching quality and learning experience to maintain our firm position as industry leader in the K-12 after-school tutoring space.”

Mr. Peng Wang, Chief Financial Officer of Puxin, commented, “Although the summer break was much shorter this year due to the COVID-19 pandemic, we were able to achieve net income and EBITDA year-over-year growth of 25.7% and 9.4%, respectively. This is a direct beneficiary of our improved operations and implementation of the Online-Merge-Offline strategy.

[1]

EBITDA is a non-GAAP financial measure, which is defined as net income (loss) excluding depreciation, amortization, interest expense, interest income and income tax expenses (benefits).See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

[2]

Adjusted net income (loss) attributable to Puxin Limited is a non-GAAP financial measure, which is defined as net income (loss) attributable to Puxin Limited excluding share-based compensation expenses and gain (loss) on changes in fair value of derivative liabilities. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

For the three quarters of this year, our net income was RMB33.7 million, and our EBITDA was RMB145.4 million. Furthermore, based on the semi-annual report published by MSCI on November 10, 2020, we have been included in the MSCI Global Small Cap Index – MSCI China Index for the first time. This is a recognition of our operational excellence and our value proposition, which will fuel our continued growth in the capital markets and deliver long-term, sustained value to our shareholders and investors.”

Financial and Operational Results for the Third Quarter Ended September 30, 2020

Net Revenues

Net revenues decreased by 16.3% to RMB833.2 million (US$122.7 million) from RMB996.0 million in the third quarter of 2019. This decrease was primarily due to the adverse impact of the COVID-19 pandemic on the demand for study-abroad tutoring services.

Net revenues of K-12 tutoring services increased by 1.0% to RMB609.3 million (US$89.7 million) from RMB603.2 million in the third quarter of 2019. In the third quarter of 2020, the student enrollments of K-12 tutoring services, including group class, personalized tutoring and full-time tutoring services, reached 827,685.

Net revenues of Puxin Online School increased to RMB32.5 million (US$4.8 million) from RMB7.2 million in the same period of 2019. Student enrollments of Puxin Online School were 283,598 in the third quarter of 2020.

Net revenues of study-abroad tutoring services decreased by 50.4% to RMB191.4 million (US$28.2 million) from RMB385.6 million in the third quarter of 2019. This was primarily due to a continued impact from the global spread of the COVID-19 pandemic in major countries of the world. However, net revenues of study-abroad tutoring service had an increase of 21.6% compared to the second quarter of 2020.

Cost of Revenues

Cost of revenues decreased by 14.6% to RMB422.6 million (US$62.2 million) from RMB494.6 million in the third quarter of 2019, primarily due to a decrease in staff cost which reflected the decreased demand for study-abroad services attributable to the COVID-19 pandemic. Cost of revenues, excluding share-based compensation expenses, decreased by 14.5% to RMB422.1 million (US$62.2 million) from RMB493.6 million in the third quarter of 2019.

Gross Profit and Gross Margin

Gross profit was RMB410.6 million (US$60.5 million), a decrease of 18.1% from RMB501.5 million in the third quarter of 2019. Gross margin was 49.3%, compared to 50.3% for the same period in 2019.

Operating Expenses

Total operating expenses decreased by 7.7% to RMB424.6 million (US62.5 million) from RMB459.9 million in the third quarter of 2019.

Selling expenses increased by 4.0% to RMB317.0 million (US$46.7 million) from RMB304.8 million in the third quarter of 2019. Selling expenses, excluding share-based compensation expenses, increased by 4.7% to RMB313.9 million (US$46.2 million) from RMB299.9 million in the third quarter of 2019, primarily due to our increased marketing and promotion activities during the third quarter of 2020 to further increase student enrollments.

General and administrative expenses decreased by 30.7% to RMB107.6 million (US$15.8 million) from RMB155.1 million during the same period of 2019. General and administrative expenses, excluding share-based compensation expenses, decreased by 30.3% to RMB104.7 million (US$15.4 million) from RMB150.3 million in the third quarter of 2019. The decreases were primarily due to our cost control measures to improve operation efficiency.

Total share-based compensation expenses allocated to related cost of revenues and operating expenses decreased by 39.5% to RMB6.5 million (US$1.0 million) from RMB10.7 million in the third quarter of 2019. The decrease was primarily due to a decrease in the number of options vested in the third quarter of 2020 compared to the same period of 2019.

Operating Income (Loss) and Operating Margin

Operating loss was RMB13.9 million (US$2.1 million), compared to operating income of RMB41.5 million in the third quarter of 2019. Operating margin was (1.7)% in the third quarter of 2020, compared to 4.2% for the same period in 2019.

Operating income of K-12 tutoring services decreased by 6.5% to RMB54.0 million (US$8.0 million) from RMB57.8 million in the same period of 2019. Operating margin of K-12 tutoring services was 8.9%, slightly dropped from 9.6% in the same period of 2019.

Adjusted operating loss3 was RMB7.5 million (US$1.1 million), compared to adjusted operating income of RMB52.2 million in the third quarter of 2019.

Adjusted operating margin4 was (0.9)%, compared to 5.2% in the same period of the prior year.

Net Income

Net income was RMB42.4 million (US$6.3 million), an increase of 25.7% from RMB33.7 million in the third quarter of 2019.

Net income of K-12 tutoring services increased by 93.4% to RMB99.5 million (US$14.7 million) from RMB51.5 million in the third quarter of 2019.

Net income attributable to Puxin Limited was RMB43.5 million (US$6.4 million), an increase of 28.9% from RMB33.7 million in the same period of 2019. Basic and diluted net income per ADS attributable to Puxin Limited were RMB0.50 (US$0.08) and RMB0.48 (US$0.08), compared to basic and diluted net income per ADS attributable to Puxin Limited of RMB0.38 and RMB0.38 during the same period of 2019.

Adjusted net income attributable to Puxin Limited was RMB8.6 million (US$1.3 million), a decrease of 80.3% from RMB43.5 million in the third quarter of 2019. Adjusted basic and diluted net income per ADS attributable to Puxin Limited5 were RMB0.1 (US$0.01) and RMB0.1 (US$0.01), compared to adjusted basic and diluted net income per ADS attributable to Puxin Limited of RMB0.50 and RMB0.49 during the same period of 2019.

EBITDA

EBITDA was RMB77.5 million (US$11.4 million), an increase of 9.4% from RMB70.8 million in the third quarter of 2019.

EBITDA margin6 was 9.3% in the third quarter of 2020, compared to 7.1% in the same period in 2019.

Adjusted EBITDA7 was RMB42.5 million (US$6.3 million), a decrease of 47.2% from RMB80.6 million in the third quarter of 2019.

Adjusted EBITDA margin8 was 5.1%, compared to 8.1% in the same period in 2019.

[3]

Adjusted operating income (loss) is a non-GAAP financial measure, which is defined as operating income (loss) excluding share-based compensation expenses. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

[4]

Adjusted operating margin is a non-GAAP financial measure, which is defined as adjusted operating income (loss) divided by net revenues. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

[5]

Adjusted basic and diluted net income (loss) per ADS attributable to Puxin Limited is a non-GAAP financial measure, which is defined as basic and diluted net income (loss) per ADS attributable to Puxin Limited excluding share-based compensation expenses, gain (loss) on changes in fair value of derivative liabilities. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

[6]

EBITDA margin is a non-GAAP financial measure, which is defined as EBITDA divided by net revenues. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

[7]

Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income (loss) excluding depreciation, amortization, interest expense, interest income, income tax expenses (benefits), share-based compensation expenses and gain (loss) on changes in fair value of derivative liabilities. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

[8]

Adjusted EBITDA margin is a non-GAAP financial measure, which is defined as adjusted EBITDA divided by net revenues. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

Financial and Operational Results for the Nine Months Ended September 30, 2020

Net Revenues

Net revenues were RMB2,185.6 million (US$321.9 million), a decrease of 2.6% from RMB2,244.6 million for the nine months ended September 30, 2019. This decrease was primarily due to the adverse impact of the COVID-19 pandemic on the demand for study-abroad tutoring services.

Net revenues of K-12 tutoring services increased by 15.0% to RMB1,552.3 million (US$228.6 million) from RMB1,349.9 million for the nine months ended September 30, 2019. For the nine months ended September 30, 2020, the student enrollments of K-12 tutoring services, including group class, personalized tutoring and full-time tutoring services, reached 1,992,759.

Net revenues of Puxin Online School significantly increased by 558.3% to RMB79.5 million (US$11.7 million) from RMB12.1 million for the nine months ended September 30, 2019. Student enrollments of Puxin Online School were 890,664 for the nine months ended September 30, 2020.

Net revenues of study-abroad tutoring services decreased by 37.3% to RMB553.8 million (US$81.6 million) from RMB882.6 million for the nine months ended September 30, 2019. This was primarily due to a continued impact from the global spread of the COVID-19 pandemic in major countries of the world.

Cost of Revenues

Cost of revenues decreased by 0.8% to RMB1,154.2 million (US$170.0 million) from RMB1,163.0 million for the nine months ended September 30, 2019, primarily due to a decrease in staff cost which reflected the decreased demand for study-abroad services attributable to the COVID-19 pandemic. Cost of revenues, excluding share-based compensation expenses, decreased by 0.6% to RMB1,152.4 million (US$169.7 million) from RMB1,159.5 million for the nine months ended September 30, 2019.

Gross Profit and Gross Margin

Gross profit was RMB1,031.4 million (US$151.9 million), a decrease of 4.6% from RMB1,081.6 million for the nine months ended September 30, 2020. Gross margin was 47.2%, compared to 48.2% for the nine months ended September 30, 2019.

Operating Expenses

Total operating expenses decreased by 20.7% to RMB1,067.5 million (US$157.2 million) from RMB1,345.3 million for the nine months ended September 30, 2019.

Selling expenses decreased by 1.5% to RMB757.7 million (US$111.6 million) from RMB769.2 million for the nine months ended September 30, 2019. Selling expenses, excluding share-based compensation expenses, decreased by 0.6% to RMB747.4 million (US$110.1 million) from RMB751.8 million for the nine months ended September 30, 2019, primarily due to a decrease in sales staff’s performance-based compensation attributable to decreased demand for our study-abroad services caused by the COVID-19 pandemic, which was partially offset by increased marketing expenses attributable to marketing and promotion activities for our online business.

General and administrative expenses decreased by 46.2% to RMB309.8 million (US$45.6 million) from RMB576.2 million during the same period of 2019. General and administrative expenses, excluding share-based compensation expenses, decreased by 20.2% to RMB300.2 million (US$44.2 million) from RMB376.2 million for the nine months ended September 30, 2019. The decreases were primarily due to our cost control measures to improve operation efficiency.

Total share-based compensation expenses allocated to related cost of revenues and operating expenses decreased by 90.2% to RMB21.6 million (US$3.2 million) from RMB220.8 million for the nine months ended September 30, 2019. The decrease was primarily due to a decrease in the number of options vested in the first nine months of 2020 compared to the same period of 2019.

Operating Loss and Operating Margin

Operating loss decreased by 86.3% to RMB36.1 million (US$5.3 million) from an operating loss of RMB263.7 million for the nine months ended September 30, 2019. Operating margin was (1.7)% compared to (11.7)% for the same period in 2019.

Operating income of K-12 tutoring services was RMB140.0 million (US$20.6 million) compared to an operating loss of RMB22.7 million in the same period of 2019. Operating margin of K-12 tutoring services improved to 9.0% from (1.7)% in the same period of 2019.

Adjusted operating loss decreased by 66.3% to RMB14.4 million (US$2.1 million) from an adjusted operating loss of RMB42.9 million for the nine months ended September 30, 2019.

Adjusted operating margin was (0.7)%, compared to (1.9)% in the same period of the prior year.

Net Income (Loss)

Net income was RMB33.7 million (US$5.0 million), compared to a net loss of RMB409.6 million for the nine months ended September 30, 2019.

Net income of K-12 tutoring services was RMB219.0 million (US$32.3 million), compared to net loss of RMB116.0 million for the nine months ended September 30, 2019.

Net income attributable to Puxin Limited was RMB36.6 million (US$5.4 million), compared to a net loss attributable to Puxin Limited of RMB409.7 million for the nine months ended September 30, 2019. Basic and diluted net income per ADS attributable to Puxin Limited were RMB0.42 (US$0.06) and RMB0.42 (US$0.06), compared to basic and diluted net loss per ADS attributable to Puxin Limited of RMB4.82 and RMB4.82 during the same period of 2019.

Adjusted net income attributable to Puxin Limited was RMB79.2 million (US$11.7 million), compared to an adjusted net loss attributable to Puxin Limited of RMB91.0 million for the nine months ended September 30, 2019. Adjusted basic and diluted net income per ADS attributable to Puxin Limited were RMB0.91 (US$0.13) and RMB0.89 (US$0.13), compared to adjusted basic and diluted net loss per ADS attributable to Puxin Limited of RMB1.07 and RMB1.07 during the same period of 2019.

EBITDA

EBITDA was RMB145.4 million (US$21.4 million), compared to RMB(280.9) million for the nine months ended September 30, 2019.

EBITDA margin was 6.7% for the nine months ended September 30, 2020, compared to (12.5)% in the same period in 2019.

Adjusted EBITDA was RMB188.0 million (US$27.7 million), an increase of 396.7% from RMB37.8 million for the nine months ended September 30, 2019.

Adjusted EBITDA margin was 8.6%, compared to 1.7% in the same period in 2019.

Cash and Current Bank Balances

As of September 30, 2020, the Company had an aggregate amount of cash and cash equivalents and the current portion of restricted cash of RMB560.1 million (US$82.5 million), compared to RMB606.3 million as of December 31, 2019. The current portion of restricted cash consisted primarily of deposits with Chinese commercial banks as collateral for our bank borrowings within one-year term.

Business Outlook

For the fourth quarter ended December 31, 2020, based on the information available as of the date of this press release, the Company expects net revenues to be between RMB730.4 million and RMB773.4 million, which represents a decrease of 15% to 10% year-over-year. These forecasts reflect the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

Puxin’s management team will hold a conference call on November 19, 2020, at 7:00 AM U.S. Eastern Time (or 8:00 PM on the same day, Beijing/Hong Kong Time) following the quarterly results announcement. Participants may access the call by dialing the following numbers:

International:	+1-412-902-4272
Mainland China:	4001-201203
US:	+1-888-346-8982
Hong Kong:	+852-301-84992
Passcode:	Puxin

Please dial in 10 minutes before the call is scheduled to begin. When prompted, ask to be connected to the Puxin Limited Call. Participants will be required to state their name and company upon entering the call.

A replay of the conference call will be accessible two hours after the conclusion of the conference call through November 26, 2020 by dialing the following numbers:

International:	+1-412-317-0088
US:	+1-877-344-7529
Passcode:	10149922

A live webcast and archive of the conference call will be available on the Investor Relations section of Puxin’s website at http://ir.pxjy.com/.

Exchange Rate

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). This announcement contains translations of certain RMB amounts into U.S. dollars (“USD” or “US$”) at specified rates solely for the convenience of the readers. Unless otherwise noted, all translations from RMB to USD are made at the rate of RMB 6.7896 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on September 30, 2020. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on September 30, 2020 or at any other rate.

Use of Non-GAAP Financial Measures

To supplement the Company’s financial results presented in accordance with U.S. GAAP, the Company also uses non-GAAP financial measures, including adjusted operating income (loss), adjusted operating margin, adjusted net income (loss) attributable to Puxin Limited, EBITDA, adjusted EBITDA, EBITDA margin, adjusted EBITDA margin, adjusted basic and diluted net income (loss) per ADS attributable to Puxin Limited, as supplemental measures to review and assess the Company’s operating performance. Adjusted operating income (loss) is defined as operating income (loss) excluding share-based compensation expenses; adjusted operating margin is defined as adjusted operating income (loss) divided by net revenues; adjusted net income (loss) attributable to Puxin Limited is defined as net income (loss) attributable to Puxin Limited excluding share-based compensation expenses and gain (loss) on changes in fair value of derivative liabilities; EBITDA is defined as net income (loss) excluding depreciation, amortization, interest expense, interest income and income tax expenses (benefits); adjusted EBITDA is defined as net income (loss) excluding depreciation, amortization, interest expense, interest income, income tax expenses (benefits), share-based compensation expenses and gain (loss) on changes in fair value of derivative liabilities; EBITDA margin is defined as EBITDA divided by net revenues; adjusted EBITDA margin is defined as adjusted EBITDA divided by net revenues; adjusted basic and diluted net income (loss) per ADS attributable to Puxin Limited are defined as basic and diluted net income (loss) per ADS attributable to Puxin Limited excluding share-based compensation expenses and gain (loss) on changes in fair value of derivative liabilities.

The Company believes that these non-GAAP financial measures provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, investors should not consider them in isolation. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating our performance.

For more information on this non-GAAP financial measure, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “would,” “expect,” “anticipate,” “future,” “intend,” “aim,” “plan,” “believe,” “estimate,” “predict,” “project,” “continue,” “confident” and similar statements. The Company may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: its goals and strategies, its ability to achieve and maintain profitability, its ability to attract and retain students to enroll in its courses, its ability to effectively manage its business expansion and successfully integrate businesses it acquired, its ability to identify or pursue targets for acquisitions, its ability to compete effectively against its competitors, its ability to improve the content of its existing courses or to develop new courses, and relevant government policies and regulations relating to the Company’s corporate structure, business and industry. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

About Puxin Limited

Puxin Limited (NYSE: NEW, “Puxin” or the “Company”) is a successful consolidator of the after-school education industry in China. Puxin has a strong acquisition and integration expertise to effectively improve education quality and operational performance of acquired schools. Puxin offers a full spectrum of K-12 and study-abroad tutoring programs designed to help students achieve academic excellence, as well as prepare for admission tests and applications for top schools, universities and graduate programs in China and other countries. The Company has developed a business model effectively combining strategic acquisitions and organic growth achieved through successful post-acquisition integration, which has differentiated the Company from other after-school education service providers in China. For more information, please visit http://www.pxjy.com/.

Contacts

Puxin Limited

Phone: +86-10-6269-8930

E-mail: ir@pxjy.com

ICA (Institutional Capital Advisory)

Mr. Kevin Yang

Phone: +86-021-8028-6033

E-mail: puxin@icaasia.com

PUXIN LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of September 30,
	2019	2020	2020
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	256,763	67,850	9,993
Restricted cash, current portion	349,540	492,246	72,500
Inventories	13,311	17,016	2,506
Prepaid expenses and other current assets	117,148	161,464	23,781
Loan receivable, current portion	191,230	207,442	30,553

Total current assets	927,992	946,018	139,333

Non-current assets
Restricted cash, non-current portion	36,727	33,062	4,870
Operating lease right-of-use assets	1,045,941	909,176	133,907
Property, plant and equipment, net	298,719	266,971	39,321
Intangible assets	264,540	230,034	33,880
Goodwill	2,055,922	2,035,577	299,808
Deferred tax assets	2,199	2,061	304
Rental deposit	75,015	70,783	10,425
Other non-current assets	—	59,400	8,749

TOTAL ASSETS	4,707,055	4,553,082	670,597

LIABILITIES
Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of RMB930,674 and RMB716,928 as of December 31, 2019 and September 30, 2020, respectively)	983,715	738,379	108,752
Income tax payable of the consolidated VIE without recourse to the Group	21,248	20,557	3,028
Deferred revenue, current portion (including deferred revenue, current portion of the consolidated VIE without recourse to the Group of RMB1,195,723 and RMB1,122,436 as of December 31, 2019 and September 30, 2020, respectively)	1,205,609	1,131,788	166,694
Operating lease liabilities, current portion (including operating lease liabilities, current portion of the consolidated VIE without recourse to the Group of RMB275,893 and RMB255,438 as of December 31, 2019 and September 30, 2020, respectively)	276,877	255,438	37,622
Amounts due to related parties, current portion (including amounts due to related parties, current portion of the consolidated VIE without recourse to the Group of RMB254 and RMB4,853 as of December 31, 2019 and September 30, 2020, respectively)	1,451	4,853	715
Bank borrowings of the consolidated VIE without recourse to the Group	318,600	555,900	81,875
Loans payable to third parties, current portion (including loans payable to third parties, current portion of the consolidated VIE without recourse to the Group of RMB292,952 and RMB171,452 as of December 31, 2019 and September 30, 2020, respectively)	413,838	271,452	39,981
Promissory note, current portion (including promissory note, current portion of the consolidated VIE without recourse to the Group of RMB nil and RMB nil as of December 31, 2019 and September 30, 2020, respectively)	87,023	169,740	25,000

Total current liabilities	3,308,361	3,148,107	463,667

PUXIN LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of September 30,
	2019	2020	2020
	RMB	RMB	USD
Non-current liabilities
Deferred revenue, non-current portion of the consolidated VIE without recourse to the Group	101,372	64,841	9,550
Deferred tax liabilities of the consolidated VIE without recourse to the Group	81,969	74,028	10,903
Franchise deposits of the consolidated VIE without recourse to the Group	2,533	2,549	375
Operating lease liabilities, non-current portion of the consolidated VIE without recourse to the Group	693,505	572,822	84,368
Loan payable to third parties, non-current portion (including loan payable to third parties, non-current portion of the consolidated VIE without recourse to the Group of RMB nil and RMB nil as of December 31, 2019 and September 30, 2020, respectively)	—	193,237	28,461
Promissory note, non-current portion (including promissory note, non-current portion of the consolidated VIE without recourse to the Group of RMB nil and RMB nil as of December 31, 2019 and September 30, 2020, respectively)	87,022	—	—
Derivative liabilities (including derivative liabilities of the consolidated VIE without recourse to the Group of RMB nil and RMB nil as of December 31, 2019 and September 30, 2020, respectively)	172,235	—	—

TOTAL LIABILITIES	4,446,997	4,055,584	597,324

SHAREHOLDERS’ EQUITY
Ordinary shares (par value of USD0.00005 per share; 1,000,000,000 and 1,000,000,000 shares authorized, 188,627,228 and 188,653,468 shares issued and 174,025,810 and 174,266,300 shares outstanding as of December 31, 2019 and September 30, 2020, respectively)	62	62	9
Additional paid-in capital	2,175,652	2,389,985	352,007
Statutory reserve	7,979	7,979	1,175
Accumulated other comprehensive income	68,707	58,182	8,569
Accumulated deficit	(1,991,220)	(1,954,618)	(287,884)

Total Puxin Limited shareholders’ equity	261,180	501,590	73,876
Non-controlling interest	(1,122)	(4,092)	(603)

TOTAL SHAREHOLDERS’ EQUITY	260,058	497,498	73,273

TOTAL LIABILITIES AND TOTAL SHAREHOLDERS’ EQUITY	4,707,055	4,553,082	670,597

PUXIN LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended September 30,
	2019	2020	2020
	RMB	RMB	USD
Net revenues	996,042	833,204	122,718
Cost of revenues (including share-based compensation expenses of RMB954 and RMB518 for the three months ended September 30, 2019 and 2020, respectively)	494,581	422,582	62,240

Gross profit	501,461	410,622	60,478

Operating expenses:
Selling expenses (including share-based compensation expenses of RMB4,861 and RMB3,114 for the three months ended September 30, 2019 and 2020, respectively)	304,801	317,008	46,690
General and administrative expenses (including share-based compensation expenses of RMB4,843 and RMB2,819 for the three months ended September 30, 2019 and 2020, respectively)	155,113	107,557	15,841

Total operating expenses	459,914	424,565	62,531

Operating income (loss)	41,547	(13,943)	(2,053)

Interest expense	13,773	19,450	2,865
Interest income	6,925	11,120	1,638
Foreign exchange gain (loss)	318	(383)	(56)
Gain on changes in fair value of derivative liabilities	912	41,366	6,093
Other income, net	—	23,804	3,506

Income before income taxes	35,929	42,514	6,263
Income tax expenses	2,187	86	13

Net income	33,742	42,428	6,250
Less: Net income (loss) attributable to non-controlling interest	32	(1,039)	(153)

Net income attributable to Puxin Limited	33,710	43,467	6,403

Net income per share attributable to Puxin Limited
- Basic	0.19	0.25	0.04

- Diluted	0.19	0.24	0.04

Net income per ADS attributable to Puxin Limited
- Basic	0.38	0.50	0.08

- Diluted	0.38	0.48	0.08

Weighted average shares used in calculating basic net income per share	173,938,756	174,220,018	174,220,018

Weighted average shares used in calculating diluted net income per share	177,818,968	178,394,583	178,394,583

Note: Each ADS represents two ordinary shares.

PUXIN LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands of RMB and USD)

	For the three months ended September 30,
	2019	2020	2020
	RMB	RMB	USD
Net income	33,742	42,428	6,250

Other comprehensive income (loss), net of tax:
Change in cumulative foreign currency translation adjustments	7,560	(12,506)	(1,842)

Total comprehensive income	41,302	29,922	4,408

Less: comprehensive income (loss) attributable to non-controlling interest	32	(1,039)	(153)

Total comprehensive income attributable to Puxin Limited	41,270	30,961	4,561

PUXIN LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the nine months ended September 30,
	2019	2020	2020
	RMB	RMB	USD
Net revenues	2,244,639	2,185,602	321,904
Cost of revenues (including share-based compensation expenses of RMB3,534 and RMB1,772 for the nine months ended September 30, 2019 and 2020, respectively)	1,163,008	1,154,210	169,997

Gross profit	1,081,631	1,031,392	151,907

Operating expenses:
Selling expenses (including share-based compensation expenses of RMB17,326 and RMB10,306 for the nine months ended September 30, 2019 and 2020, respectively)	769,174	757,670	111,593
General and administrative expenses (including share-based compensation expenses of RMB199,914 and RMB9,571 for the nine months ended September 30, 2019 and 2020, respectively)	576,161	309,818	45,631

Total operating expenses	1,345,335	1,067,488	157,224

Operating loss	(263,704)	(36,096)	(5,317)

Interest expense	54,005	60,961	8,979
Interest income	11,835	34,936	5,146
Foreign exchange gain (loss)	308	(262)	(39)
Loss on changes in fair value of derivative liabilities	97,967	20,917	3,081
Other income, net	—	59,766	8,803
Gain on disposal of subsidiaries	—	60,968	8,980
Impairment loss on intangible assets	—	4,100	604

(Loss) income before income taxes	(403,533)	33,334	4,909
Income tax expenses (benefits)	6,104	(331)	(49)

Net (loss) income	(409,637)	33,665	4,958
Less: Net income (loss) attributable to non-controlling interest	68	(2,937)	(433)

Net (loss) income attributable to Puxin Limited	(409,705)	36,602	5,391

Net (loss) income per share attributable to Puxin Limited
- Basic and diluted	(2.41)	0.21	0.03

Net (loss) income per ADS attributable to Puxin Limited
- Basic and diluted	(4.82)	0.42	0.06

Weighted average shares used in calculating basic net (loss) income per share	169,863,123	174,115,816	174,115,816

Weighted average shares used in calculating diluted net (loss) income per share	169,863,123	178,109,602	178,109,602

Note: Each ADS represents two ordinary shares.

PUXIN LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands of RMB and USD)

	For the nine months ended September 30,
	2019	2020	2020
	RMB	RMB	USD
Net (loss) income	(409,637)	33,665	4,958

Other comprehensive income (loss), net of tax:
Change in cumulative foreign currency translation adjustments	5,479	(10,525)	(1,550)

Total comprehensive (loss) income	(404,158)	23,140	3,408

Less: comprehensive income (loss) attributable to non-controlling interest	68	(2,937)	(433)

Total comprehensive (loss) income attributable to Puxin Limited	(404,226)	26,077	3,841

PUXIN LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended September 30,
	2019	2020	2020
	RMB	RMB	USD
Operating income (loss)	41,547	(13,943)	(2,053)
Add: Share-based compensation expenses	10,658	6,451	950

Adjusted operating income (loss)	52,205	(7,492)	(1,103)

Adjusted operating margin	5.2%	(0.9%)	(0.9%)

Net income attributable to Puxin Limited	33,710	43,467	6,403
Add: Share-based compensation expenses	10,658	6,451	950
Less: Gain on changes in fair value of derivative liabilities	912	41,366	6,093

Adjusted net income attributable to Puxin Limited	43,456	8,552	1,260

Net income	33,742	42,428	6,250
Add: Income tax expenses	2,187	86	13
Depreciation of property, plant and equipment	18,001	18,416	2,712
Amortization of intangible assets	10,034	8,202	1,208
Interest expense	13,773	19,450	2,865
Less: Interest income	6,925	11,120	1,638

EBITDA	70,812	77,462	11,410

EBITDA margin	7.1%	9.3%	9.3%

Add: Share-based compensation expenses	10,658	6,451	950
Less: Gain on changes in fair value of derivative liabilities	912	41,366	6,093

Adjusted EBITDA	80,558	42,547	6,267

Adjusted EBITDA margin	8.1%	5.1%	5.1%

Net income per ADS attributable to Puxin Limited

- Basic	0.38	0.50	0.08

- Diluted	0.38	0.48	0.08

Adjusted net income per ADS attributable to Puxin Limited
- Basic	0.50	0.10	0.01

- Diluted	0.49	0.10	0.01

Weighted average shares used in calculating basic adjusted net income per share	173,938,756	174,220,018	174,220,018

Weighted average shares used in calculating diluted adjusted net income per share	177,818,968	178,394,583	178,394,583

Note: Each ADS represents two ordinary shares.

PUXIN LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the nine months ended September 30,
	2019	2020	2020
	RMB	RMB	USD
Operating loss	(263,704)	(36,096)	(5,317)
Add: Share-based compensation expenses	220,774	21,649	3,189

Adjusted operating loss	(42,930)	(14,447)	(2,128)

Adjusted operating margin	(1.9%)	(0.7%)	(0.7%)

Net (loss) income attributable to Puxin Limited	(409,705)	36,602	5,391
Add: Share-based compensation expenses	220,774	21,649	3,189
Loss on changes in fair value of derivative liabilities	97,967	20,917	3,081

Adjusted net (loss) income attributable to Puxin Limited	(90,964)	79,168	11,661

Net (loss) income	(409,637)	33,665	4,958
Add: Income tax expenses (benefits)	6,104	(331)	(49)
Depreciation of property, plant and equipment	54,664	60,240	8,872
Amortization of intangible assets	25,803	25,801	3,800
Interest expense	54,005	60,961	8,979
Less: Interest income	11,835	34,936	5,146

EBITDA	(280,896)	145,400	21,414

EBITDA margin	(12.5%)	6.7%	6.7%

Add: Share-based compensation expenses	220,774	21,649	3,189
Loss on changes in fair value of derivative liabilities	97,967	20,917	3,081

Adjusted EBITDA	37,845	187,966	27,684

Adjusted EBITDA margin	1.7%	8.6%	8.6%

Net (loss) income per ADS attributable to Puxin Limited
- Basic and diluted	(4.82)	0.42	0.06

Adjusted net (loss) income per ADS attributable to Puxin Limited
- Basic	(1.07)	0.91	0.13

- Diluted	(1.07)	0.89	0.13

Weighted average shares used in calculating basic adjusted net (loss) income per share	169,863,123	174,115,816	174,115,816

Weighted average shares used in calculating diluted adjusted net (loss) income per share	169,863,123	178,109,602	178,109,602

Note: Each ADS represents two ordinary shares.